SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev

Earnings Call

2Q24


ambev
ambev

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the second quarter of 2024 (2Q24). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the second quarter of 2023 (2Q23). Values in this release may not add up due to rounding.

Rio Grande do Sul

- > 5 million liters of water donated
- BRL 16 million to support local customers
- Provided safety to our people

Support our ecosystem, so we can grow together


Doado pela ambev
ÁGUA
Do Brasil para o Sul
350ml
Doado pela ambev
ÁGUA


IT'S GOLD
OFFICIAL WORLDWIDE PARTNER
OF THE OLYMPIC GAMES.
Corona
Cero
Worldwide Partner
Corona
Cero
100%
NATURAL

ambev

2Q24 HIGHLIGHTS

VOLUME: +0.4%

EBITDA: +15.9%
EBITDA mg: +300 bps

FREE CASH FLOW*: +9.0%

NORM. PROFIT: -8.3%

* Cash flow from operating activities (-) capex (-) leases

BU CAC



Presidente
CERVEZA TIPO
PILSENER

ambev

2Q24 vs LY (organic)

Volume: +3.4%

NR/hl: +4.8%

EBITDA: +17.9%

EBITDA mg: +330 bps

BU Canada


Michelob
ULTRA
SUPERIOR LIGHT BEER

2Q24 vs LY (organic)

Volume: -6.9%

NR/hl: +1.3%

EBITDA: -2.2%

EBITDA mg: +110 bps

ambev

BU LAS


Quilmes

2Q24 vs LY (organic*)

Volume: -13.7%

NR/hl: +16.4%

EBITDA: +7.6%

EBITDA mg: +180 bps

* For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes.

ambev

BU Brazil NAB



ORIGINAL DO BRASIL
Guaraná
ANTARCTICA

2Q24 vs LY (organic)

Volume: +7.7%

NR/hl: +6.8%

EBITDA: +40.1%

EBITDA mg: +500 bps

BU Brazil Beer


PARA TODOS OS
MOMENTOS DE OURO
Corona Cero
Official Partner
Produto Destinado a Adultos

ambev

Vol performance vs LY (organic)

Total beer: +2.9%

Premium & Super Premium	Core Plus	Core
+ low teens	+ high teens	+ low-single digit

NR/hl performance vs LY (organic)


3.1%
395
408
6%
vs LY
10%
vs LY
6%
vs LY
NR/hl 2Q23*
Price to retailer & mix
State VAT (ICMS)
Others
NR/hl 2Q24*

* Ex-marketplace figures Source: company data

BU Brazil Beer


PARA TODOS OS
MOMENTOS DE OURO
Corona
Cero
Official Partner
Produto Destinado a Adultos

ambev

2Q24 vs LY (organic)

Volume: +2.9%

NR/hl: +3.9%

EBITDA: +20.8%

EBITDA mg: +350 bps

All-time high volumes for a 2nd quarter

Brazil Beer (mHL)



CAGR +3.8%
15.8
16.6
18.9
18.4
18.9
18.9
20.2
18.5
17.7
17.4
17.7
18.2
18.0
20.2
21.9
21.4
22.0
2Q08
2Q09
2Q10
2Q11
2Q12
2Q13
2Q14
2Q15
2Q16
2Q17
2Q18
2Q19
2Q20
2Q21
2Q22
2Q23
2Q24

Brazil NAB (mHL)



CAGR +6.1%
5.5
5.9
6.5
6.5
7.0
6.7
7.2
6.8
6.5
5.5
5.6
5.9
5.2
6.5
7.5
7.4
7.9
2Q08
2Q09
2Q10
2Q11
2Q12
2Q13
2Q14
2Q15
2Q16
2Q17
2Q18
2Q19
2Q20
2Q21
2Q22
2Q23
2Q24

Source: company data

ambev

PUTTING THINGS INTO PERSPECTIVE

BRAND HEALTH

all-time high

Corona
SPATEN
BRAHMA
Budweiser

INNOVATION

Corona Cero
STELLA ARTOIS PURE GOLD
Budzero

BEES

New products assortment

Zé DELIVERY DE BEBIDAS

Reaching +65% of BR population (>700 cities)

ambev


Corona
PARA TODOS OS
DE OURO


SEIT 1397
SPATEN
MUNICH


Budweiser


BRAHMA

ambev

All-time-high levels of **brand health** *and* **volume**

1H24 volumes: >10% *vs LY*

+120% of Brazil Beer growth

volume
growth

taxes
impacting
net income

solid cash
flow
generation

ambev

Financial priorities

01. Normalized EBITDA

+15.9%
organic vs LY

1Q24: +12.4%

02. Gross margin

+200 bps
organic vs LY

1Q24: +100 bps

03. EBITDA margin

+300 bps
organic vs LY

1Q24: +240 bps

04. Normalized Profit

-8.3%
vs LY

05. Cash flow from operating activities

BRL 3.4b

ambev


Budweiser
& Bruno Mars
PELO RS
01 DE OUTUBRO
SÃO PAULO


SPATEN
SPATEN FIGHT NIGHT


TODO MUNDO NO
SÃO JOÃO
ISSO É BRAHMOSIDADE
BRAHMA
Chopp
BRAHMA
BEBA COM MODERAÇÃO
BRAHMA

NET FINANCE RESULTS

01 LOWER LOSSES ON DERIVATIVES IN BRAZIL

02 LOWER FAIR VALUE ADJUSTMENTS OF PAYABLES

03 ARGENTINA HEDGING DECISIONS

04 BRL DEPRECIATION

ambev

INCOME TAX EXPENSES

01 HIGHER EBT

02 LESS IOC & STATE VAT GOVERNMENT GRANTS DEDUCTIBILITY

03 HIGHER WITHHOLDING TAX PROVISION RE LABATT UNDISTRIBUTED PROFITS

Net value-added distribution



1H24
20.7%
11.9%
7.1%
60.4%
FY23
24.5%
11.4%
10.4%
53.6%
Taxes Paid
Financial Expenses
People
Shareholders

CASH FLOW

BRL Bn

2024

2nd quarter



12.8
3.4
1.1
1.7
0.7
14.2
Cash and cash equivalents Mar'24
Operating
Investing
Financing
Exchange rate fluctuations
Cash & cash equivalents Jun'24

Year-to-date



16.1
4.1
2.9
4.0
0.9
14.2
BRL 1.7b ELJ transaction
Cash & cash equivalents Dec'23
Operating
Investing
Financing
Exchange rate fluctuations
Cash & cash equivalents Jun'24

2023



12.1
3.4
1.2
1.7
0.5
12.0
Cash & cash equivalents Mar'23
Operating
Investing
Ffinancing
Exchange rate fluctuations
Cash & cash equivalents Jun'23



14.9
2.8
2.3
2.7
0.7
12.0
Cash & cash equivalents Dec'22
Operating
Investing
Financing
Exchange rate fluctuations
Cash & cash equivalents Jun'23

ambev

WORKING WITH OUR ECOSYSTEM RE SCOPE 3 EMISSIONS REDUCTION



ANNUAL AND SUSTAINABILITY REPORT AVAILABLE


ambev
2023
ANNUAL AND
SUSTAINABILITY
REPORT







Q&A

ambev